Exhibit 99.2

VOTING PROXY

THE UNDERSIGNED

Name	:

Address	:

acting on behalf of (only to be completed if relevant)

Name	:

Address	:

(the "Principal").

DECLARES AS FOLLOWS

1.	The Principal hereby registers for the annual general meeting of shareholders of Centogene N.V. (the "Company") to be held on June 30, 2023 at 2.00 p.m. CEST at the offices of NautaDutilh N.V., Beethovenstraat 400, 1082 PR Amsterdam, the Netherlands (the "AGM") and, for purposes of being represented at the AGM, grants a power of attorney to Mr. P.C.S. van der Bijl, civil law notary and partner of NautaDutilh N.V., or any substitute to be appointed by him (the "Proxyholder").

2.	The scope of this power of attorney extends to the performance of the following acts on behalf of the Principal at the AGM:

a.	to exercise the voting rights of the Principal in accordance with paragraph 3 below; and

b.	to exercise any other right of the Principal which the Principal would be allowed to exercise at the AGM.

3.	This power of attorney shall be used by the Proxyholder to exercise the Principal's voting rights in the manner directed as set out below. If no choice is specified in respect of the sole voting item on the agenda, the Proxyholder shall vote "FOR" such agenda item.

Agenda item	FOR	AGAINST	ABSTAIN
Extension of the period for drawing up the Dutch statutory annual accounts and board report for the financial year ended December 31, 2022
Instruction to Ernst & Young Accountants LLP for the external audit of the Company's annual accounts for the financial year ended December 31, 2022
Instruction to Ernst & Young Accountants LLP for the external audit of the Company's annual accounts for the financial year ending December 31, 2023
Appointment of Prof. Dr. Peter Andreas Bauer as managing director of the Company

Appointment of Mary Blake Sheahan as supervisory director of the Company
Reappointment of Peer Michael Schatz as supervisory director of the Company
Extension of authorization for the Company's management board (the "Management Board") to issue shares and grant rights to subscribe for shares
Extension of authorization for the Management Board to limit and exclude pre-emption rights
Extension of authorization for the Management Board to acquire shares and depository receipts for shares in the Company's capital

4.	This power of attorney is granted with full power of substitution.

5.	The relationship between the Principal and the Proxyholder under this power of attorney is governed exclusively by the laws of the Netherlands.

(signature page follows)

SIGN HERE

Please return this signed proxy via regular mail or e-mail to:

Centogene N.V.

c/o Reto Wenger

Am Strande 7

18055 Rostock

Germany

(reto.wenger@centogene.com)

If the Principal is a beneficial owner of shares in the Company's capital, please carefully review the convening notice for the AGM and enclose the relevant documents stipulated by such convening notice.